Mail Stop 3561

March 29, 2007

Mr. Peter K. Nelson
President and CFO
Desert Mining, Inc.
4328 Hwy. 66
Longmont, CO 80504

Re: Desert Mining, Inc.
       Form 10-KSB/A for the Fiscal Year Ended December 31, 2005
       Filed July 25, 2006
       File No. 000-32123

Dear Mr. Nelson:

       We have reviewed your supplemental response dated January 10, 2007 and have the following comments. Where indicated, we think you should amend your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 4 - Note Payable, page F-10

1.   We note your response to prior comment four of our letter dated December 18, 2006, including your statement that the warrants have no value. We do not believe that the factors cited in your response justify recording the warrants at zero value. Using the Black-Scholes valuation model (which is commonly used to value these type of instruments), we estimate that the value of the warrants on date of issuance was approximately $600,000, using the exercise price of $1.50, your stock price on the date of issuance of $2.10, an expected term assumption of 2.5 years, and a volatility assumption of 75%. Assuming that the warrants are appropriately classified as equity under EITF 00-19, the proceeds from the note payable would be allocated using the relative fair values of the warrants ($600,000) and the note payable ($750,000), resulting in $333,333 being allocated to the warrants and $416,667 allocated to the note payable. The resulting discount on the note payable of $333,333 would be amortized to interest expense over the term of the note as outlined in paragraph 19 of EITF 00-27. If you believe that the calculation outlined above is incorrect, please tell us how you valued the warrants, provide each major valuation assumption and cite the specific accounting literature that you believe supports each major assumption. With respect to the volatility assumption, please note that footnote (1) of EITF 96-18 prohibits the use of the minimum value method for awards issued to non-employees.

2.   We also note that your statement that the note payable is not convertible to stock is inconsistent with the third to last paragraph of the note agreement filed on July 25, 2006. Please clarify whether the conversion price is $130 per share as stated in the filed agreement, or other amount such as $1.30 per share, which would appear more reasonable based on the exercise price of $1.50 per share. Assuming that the note payable has a fixed conversion price of $1.30 per share, the note payable would be convertible into 576,923 shares of common stock. Dividing the $416,667 allocated to the note payable (as calculated above) by the 576,923 shares of common stock would result in an effective conversion price of $0.722 per share. This would result in an intrinsic value for the conversion option of $795,000 (576,923 shares * ($2.10 fair market value less $0.722 effective conversion price)). Since this amount exceeds the carrying value of the note payable, an additional discount would be recorded to reduce the net carrying value of the notes payable to zero, with this discount amortized to interest expense over the term of the notes as discussed above. Please revise the financial statements accordingly, or explain in more detail why you believe that the

accounting treatment described above is not appropriate, including the specific accounting literature on which your conclusions are based.

3.   We note your responses to our prior comments five and seven. We continue to believe that the transactions should have been recorded based on the market value of the securities exchanged. We believe that GAAP requires the use of quoted market prices where available to measure fair value, without discounts for thinly-traded shares, block discounts, or Rule 144 restrictions, as discussed in paragraph 10(a) of APB 25, paragraphs 5 and 58 of SFAS 107, and paragraph 3(a) of SFAS 115. Please confirm that all future issuances of stock will be valued based on the undiscounted market value of the securities issued.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Blaise Rhodes at (202) 551-3774 or Carlton Tartar at (202) 551-3387 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth Companies